UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2011.

Commission File No. 000-22828

MILLICOM INTERNATIONAL

CELLULAR S.A.

15, rue Léon Laval

L-3372 Leudelange

Grand-Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐           No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated November 2, 2011

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: November 2, 2011	By:	/s/ Mikael Grahne
	Name:	Mikael Grahne
	Title:	President and Chief Executive Officer

3

PRESS RELEASE

Stockholm — November 2, 2011

MILLICOM INTERNATIONAL CELLULAR S.A.

CONVENING NOTICE FOR AN EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

société anonyme

Registered office address:

15, rue Léon Laval

L-3372 Leudelange, Grand-Duchy of Luxembourg

– R.C.S. Luxembourg: B 40.630 –

N O T I C E

IS HEREBY GIVEN that, at the request of the Board of Directors of MILLICOM INTERNATIONAL CELLULAR S.A. (“Millicom”) and according to the applicable law, an extraordinary general meeting (“EGM”) of the shareholders of Millicom is convened to be held at Millicom’s offices at 15, rue Léon Laval, L-3372 Leudelange, Grand Duchy of Luxembourg, on Friday, December 2, 2011 at 10.00 a.m. Central European Time (“CET”), to consider and vote on the following resolutions:

AGENDA

1.                                       To appoint Mr. Jean-Michel Schmit as the Chairman of the EGM and to authorise the Chairman to elect a Secretary and a Scrutineer of the EGM.

2.                                       As per the proposal of the Company’s Board of Directors, to distribute a gross dividend to the Company’s shareholders of USD 3 per share, corresponding to an aggregate dividend of approximately USD 308,000,000, to be paid out of the Company’s profits for the year ended December 31, 2010 in the amount of USD 435,219,669, which have been carried forward as per the decision of the Annual General Shareholder’s Meeting of May 31, 2011.

QUORUM AND MAJORITY

There is no quorum of presence requirement for the December 2, 2011 EGM. The EGM resolutions are adopted by a simple majority of the votes cast.

APPOINTMENT OF THE CHAIRMAN OF THE EGM

The Board of Directors of Millicom proposes to appoint Mr. Jean-Michel Schmit, a Partner at the law firm Nautadutilh Avocats Luxembourg, to chair the EGM and to authorise him to elect a Secretary and a Scrutineer of the EGM.

DIVIDEND PAYMENT

On a parent company basis, Millicom generated a profit of USD 623,392,030 for the year ended December 31, 2010. Of this amount, the shareholders decided at the Annual General Meeting held on May 31, 2011 to allocate USD 60,719 to the legal reserve in accordance with the requirements of the Luxembourg Law on commercial companies dated August 10, 1915, as amended (the “1915 Law”), to distribute as a dividend USD 188,111,642 and to carry forward the remaining part of the profit of USD 435,219,669.

At the December 2, 2011 EGM, the shareholders of Millicom will vote on the resolution to distribute a per share gross cash dividend of USD 3 to the shareholders in the manner provided in Article 21 and Article 23 of the Articles.

The financial statements of Millicom as of December 31, 2010 drawn up by Millicom’s Board of Directors (the “2010 Financial Statements”) show that Millicom has sufficient funds available, in accordance with applicable law, to distribute the proposed USD 3 dividend per share which represents an aggregate dividend of approximately USD 308,000,000. The proposed dividend shall be paid out of the available carried forward profits.

In accordance with Luxembourg income tax law, the payment of dividend to the shareholders holding less than 10% of the share capital will be subject to a 15% withholding tax. Millicom will withhold the 15% withholding tax and pay this amount to the Luxembourg tax administration. The dividend will be paid net of withholding tax. A reduced withholding tax rate may be foreseen in a double tax treaty concluded between Luxembourg and the country of residence of the shareholder or an exemption may be available in case the Luxembourg withholding tax exemption regime conditions are fulfilled. Shareholders should contact their advisors regarding the procedure and the deadline for a potential refund of the withholding tax from the Luxembourg tax administration.

An extract from Millicom’s Form 20-F filing for the fiscal year ended December 31, 2010 regarding U.S. Federal Income Tax Considerations can be found on Millicom’s website (www.millicom.com) under “EGM 2011” (the “Extract from Tax Filing”).

Eligible Millicom shareholders will receive their dividends in USD (United States Dollars) whereas holders of Swedish Depository Receipts (SDRs) will be paid exclusively in SEK (Swedish crowns). Millicom shall arrange for a conversion of the dividend from USD to SEK. Such conversion shall be effected at a market rate of exchange, no earlier than eight and no later than two banking days before the payment date, or the day on which the funds are made available to Euroclear Sweden AB (Euroclear). The applicable rate of exchange shall be the rate of exchange obtained through the combination of all foreign exchange conversions.

The dividend will be paid to shareholders and SDR holders who are registered in the shareholders and SDR registries kept by Millicom, Euroclear or American Stock Transfer & Trust Company (AST) as of December 7, 2011 (the “Dividend Payment Record Date”).

The ex-dividend date is estimated to be December 5, 2011.

Payment of the dividend is expected to occur on December 13, 2011. Holders of Swedish Depository Receipts will be paid by electronic transfer to bank accounts linked to their securities accounts whereas a dividend check will be sent to all other eligible shareholders.

OUTSTANDING SHARES

Millicom has issued 102,670,516 outstanding shares with a nominal value of USD 1.50 and with one vote attached to each such share.

RIGHT TO PROPOSE NEW ITEMS TO THE AGENDA AND TO FILE DRAFT RESOLUTIONS

One or several shareholders or holders of SDRs representing, individually or collectively, at least 5 % of the share capital of Millicom may require that some additional items be put on the agenda of the EGM and propose draft resolutions with regards to items included or to be included in the agenda of the EGM.

These rights shall be exercised in writing and shall be submitted to Millicom by mail at the following address: Millicom International Cellular S.A., 15, rue Léon Laval, L-3372 Leudelange, Luxembourg, attention: Cândida Gillespie, Legal Assistant, telephone: + 352 27 759 702, fax: + 352 27 759 353) or by e-mail at the following address: candida.gillespie@millicom.com, at least twenty-two days before the holding of the EGM and the revised agenda will be published by Millicom, at the latest, the fifteenth day preceding the EGM.

The shareholders or holders of SDRs who send a request to Millicom to add an item to the agenda must send, together with their request, a justification thereof or a draft of the resolution to be adopted at the EGM. They must indicate the mail or e-mail address to which the acknowledgment of receipt of their request may be sent by Millicom.  Millicom will send an acknowledgement within forty-eight hours after receiving a request.

RIGHT TO HAVE ACCESS TO THE DOCUMENTS AND INFORMATION RELATED TO THE EGM

The shareholders and holders of SDRs may receive the draft of the minutes of the EGM, a copy of the Extract from Tax Filing and a copy of the 2010 Financial Statements by sending a request by mail at the above mentioned address of Millicom or by e-mail to: candida.gillespie@millicom.com

The draft of the minutes of the EGM, a copy of the Extract from Tax Filing and the 2010 Financial Statements are also available at the Millicom’s registered office and on Millicom’s website, (www.millicom.com) as from November 2, 2011.

RIGHT TO PARTICIPATE IN THE EGM IN PERSON OR TO BE REPRESENTED BY POWER OF ATTORNEY

Participation in the EGM is reserved to shareholders who (i) are registered in the shareholders registry kept by Millicom and/or AST and/or SDR registry kept by Euroclear as of November 18, 2011, and (ii) give notice of their intention to attend the EGM by returning a duly completed power of attorney form by mail, fax or email so that it is received by Millicom or Carnegie Investment Bank AB at the below contact addresses no later than November 18, 2011 at 16.00 CET (the “Meeting Record Date”).

•                  Millicom contact address:

Millicom International Cellular S.A., 15, rue Léon Laval, L-3372 Leudelange, Luxembourg, telephone: + 352 27 759 702, fax: + 352 27 759 353, email address candida.gillespie@millicom.com

•                  Carnegie contact address:

Carnegie Investment Bank AB, visiting address: Regeringsgatan 56, SE-111 56 Stockholm, 13 tr., Sweden, telephones: +46 8 676 88 00 / + 46 8 588 692 89 and fax +46 8 588 690 77, email address bo.svensson@carnegie.se

Power of attorney forms can be requested at the above addresses or downloaded at www.millicom.com

Shareholders holding their shares through a third party such as a broker or bank and wishing to attend the EGM or to be represented at the EGM by power of attorney may have to contact such third party in order to exercise their shareholders’ rights at the EGM.

Holders of SDRs having registered their SDRs in the name of a nominee must temporarily register the SDRs in their own name in the records maintained by Euroclear in order to exercise their shareholders’ rights at the EGM. Such registration must be completed no later than November 18, 2011 at 16.00 CET.

Only shareholders or holders of SDRs on the Meeting Record Date may vote at the EGM.

November 2, 2011	The Board of Directors

CONTACTS

Millicom International Celllular SA

Allen Sangines-Krause	Telephone: +352 27 759 327
Chairman of the Board of Directors

Francois-Xavier Roger	Telephone: +352 27 759 327
Chief Financial Officer

Emily Hunt	Telephone: +44 7779 018 539
Investor Relations

Visit our website at www.millicom.com

About Millicom

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in 13 countries in Latin America and Africa. It also operates various combinations of fixed telephony, cable and broadband businesses in five countries in Central America. The Group’s mobile operations have a combined population under license of approximately 265 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors. Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof. All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.